UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

15025761

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 1 6 2015 Washington DC

| SEC FILE NUMBER |
|---|
| 8-67759 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AlphaSource Capital Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 East 57th Street, 12th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Noelle-Claire LeCann 212-308-4500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 (Address) West Southfield (City) MI (State) 48975 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, ___Noelle-Claire LeCann________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___AlphaSource Capital Securities LLC_____________________________________________, as of

____December 31_______________________________, 20_14____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______N/A_______________________________________________________________________

Signature

Title

Notary Public

CATHERINE SIMPSON
Notary Public, State of New York
No. 01SI6033425
Qualified in New York County
Commission Expires 11/15/20 17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# Alpha Source Capital Securities

## Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

## For the Year Ended December 31, 2014
## (With Independent Auditor's Report Thereon)
## and
## Supplemental Report on Internal Control

***December 31, 2014***

# ALPHASOURCE CAPITAL SECURITIES
December 31, 2014

Contents

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
Alpha Source Capital Securities
32 East 57th Street
new York , NY 10022

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of Alpha Source Capital Securities as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Alpha Source Capital Securities management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Source Capital Securities as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Net Capital Computation has been subjected to audit procedures performed with audit of Alpha Source Capital Securities financial statements. The Net Capital Computation is the responsibility of Alpha Source Capital Securities 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

# AlphaSource Capital Securities LLC
## Balance Sheet
### As of December 31, 2014

| | | TOTAL |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Bank Accounts** | | |
| **Chase Checking- 0761** | | 38,204.23 |
| **Total Bank Accounts** | $ | 38,204.23 |
| **Accounts Receivable** | | |
| **Accounts Receivable (A/R)** | | 64,831.96 |
| **Total Accounts Receivable** | $ | 64,831.96 |
| **Total Current Assets** | $ | 103,036.19 |
| **TOTAL ASSETS** | $ | 103,036.19 |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Accounts Payable** | | |
| **Accounts Payable (A/P)** | | 65,102.60 |
| **Total Accounts Payable** | $ | 65,102.60 |
| **Total Current Liabilities** | $ | 65,102.60 |
| **Total Liabilities** | $ | 65,102.60 |
| **Equity** | | |
| **Opening Balance Equity** | | 27,521.50 |
| **Partner Distributions** | | -34,300.00 |
| **Retained Earnings** | | 5,499.35 |
| **Net Income** | | 39,212.74 |
| **Total Equity** | $ | 37,933.59 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 103,036.19 |

# AlphaSource Capital Securities LLC

## Profit and Loss

**January - December 2014**

| | TOTAL |
|---|---|
| **Income** | |
| Commissions - Listed | 10,654.67 |
| Sales | 128,582.22 |
| Service - Retainer Fee | 404,168.48 |
| **Total Income** | $ 543,405.37 |
| **Gross Profit** | $ 543,405.37 |
| **Expenses** | |
| Bank Charges | 319.95 |
| Commissions & fees | 464,386.32 |
| Insurance | 690.00 |
| Legal & Professional Fees | 3,707.33 |
| Meals and Entertainment | 307.01 |
| Office Expenses | 765.55 |
| Phone & communications | 3,513.01 |
| Regulatory Fees | 9,550.43 |
| Rent or Lease | 18,000.00 |
| Shipping and delivery expense | 40.16 |
| technology | 2,150.53 |
| Time Warner Internet Access | 762.82 |
| **Total Expenses** | $ 504,193.11 |
| **Net Operating Income** | $ 39,212.26 |
| **Other Income** | |
| Interest Earned | 0.48 |
| **Total Other Income** | $ 0.48 |
| **Net Other Income** | $ 0.48 |
| **Net Income** | $ 39,212.74 |

# AlphaSource Capital Securities LLC

## Statement of Changes in Member Equity
**As of December 31, 2014**

| | | |
|---|---|---|
| **Befinning Balance Jan 1, 2014** | | 33,021.00 |
| **Net Income 2014** | | 39,212.74 |
| **Member Distributions** | | -34,300.00 |
| **Member Contributions** | | |
| **Ending Balance Dec 31, 2014** | **$** | **37,933.74** |

# AlphaSource Capital Securities LLC

## Statement of Cash Flows

**January - December 2014**

| | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | 39,212.74 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | 67,853.04 |
| Accounts Payable (A/P) | -62,083.05 |
| **Net cash provided by operating activities** | **$ 44,982.73** |
| **FINANCING ACTIVITIES** | |
| Opening Balance Equity | 27,521.50 |
| Partner Distributions | -34,300.00 |
| **Net cash provided by financing activities** | **-$ 6,778.50** |
| **Net cash increase for period** | **$ 38,204.23** |
| **Cash at end of period** | **$ 38,204.23** |

**ALPHA SOURCE CAPITAL SECURITIES**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2014**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Alpha Source Capital Securities (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of New York effective April 18, 2007. The Company has adopted a calendar end.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because it receives referral fees from securities transaction on account introduced to another broker dealer.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE C – NET CAPITAL REQUIREMENT

**Statement of Exemption of Reserve Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Alpha Source Capital Securities does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RENT

In 2003, the Company is a party to an expense sharing agreement with an affiliate. Under the terms of this agreement, the affiliate pays rent and other charges related for the premises and certain other expenses. The affiliate charged the Company $18,000.00 for rent during the year.

NOTE G – RELATED PARTY TRANSACTION

The Company has entered into an expense sharing with an affiliate. The amount charge to the company this year was $18,000.00.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2014**

See accountant's audit report

**Alpha Source Capital Securities**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2014**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 37,934.00 |
| Nonallowable assets: | | |
| Fixed Assets | 0.00 | |
| Accounts receivable – other | 5,355.00 | (5,355.00) |
| Other Charges | | |
| Haircuts | 0.00 | |
| Undue Concentration | 0.00 | (0.00) |
| Net allowable capital | | $ 32,579.00 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 4,340.00 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000.00 |
| Net capital requirement | $ 5,000.00 |
| Excess net capital | $ 27,579.00 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 65,102.00 |
| Percentage of aggregate indebtedness to net capital | 199.83% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2014 | $ 32,579.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | 0.00 |
| Change in Non-Allowable Assets | (0.00) |
| Change in Haircuts | (0.00) |
| Change in Undue Concentration | 0.00 |
| NCC per Audit | 32,579.00 |
| Reconciled Difference | $ (0.00) |

See accountant's audit report

**Alpha Source Capital Securities**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2014**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(1).

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2014 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2014 | $ - |

**REPORT ON BROKER DEALER EXEMPTION**

**For the year ended December 31, 2014**

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Alpha Source Capital Services
32 East 57th Street
12th Floor
New York, NY 10504

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Alpha Source Capital Services identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Alpha Source Capital Services claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Alpha Source Capital Services. stated that Alpha Source Capital Services. met the identified exemption provisions throughout the most recent fiscal year without exception. Alpha Source Capital Services' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alpha Source Capital Services' compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

ALPHASOURCE
Capital Securities LLC

February 23, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that AlphaSource Capital Services has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2014. Alpha Source Capital Services did not hold customer securities or funds at any time during this period and does business on a limited basis (Private Placements). Alpha Source Capital Services' past business has been of similar nature and has complied with this exemption since its inception, May 5, 2008.

I, the president of AlphaSource Capital Services, have made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

I have been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Alpha Source Capital Services' compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 308-4500.

Very truly yours,

Noelle-Claire LeCann
President
AlphaSource Capital Services

**REPORT ON SIPC ASSESSMENT RECONCILIATION**

**For the year ended December 31, 2014**

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Alpha Source Capital Services
32 East 57th Street
12th Floor
New York, NY 10504

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by Alpha Source Capital Services. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Alpha Source Capital Services Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Alpha Source Capital Services' management is responsible for Alpha Source Capital Services compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $925.35.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Alpha Source Capital Services had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 16, 2015